UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Wackenhut, Ruth J.
   c/o The Wackenhut Corporation
   4200 Wackenhut Drive  #100
   Palm Beach Gardens, FL  33410-4243
   USA
2. Issuer Name and Ticker or Trading Symbol
   The Wackenhut Corporation
   WAK and WAKB
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   March 25, 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Secretary
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Series A Common Stock      |      |    | |                  |   |           |980,968            |I     |(1)                        |
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Series A Common Stock      |      |    | |                  |   |           |948,638            |D     |                           |
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Series B Common Stock      |      |    | |                  |   |           |1,358,065          |I     |(2)                        |
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Series B Common Stock      |      |    | |                  |   |           |15,855             |I     |(3)                        |
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Series B Common Stock      |      |    | |                  |   |           |731,276            |I     |(1)                        |
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Series B Common Stock      |      |    | |                  |   |           |20,636             |I     |(1)                        |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Phantom Stock Units (1|        |     |    | |           |   |     |     |            |       |       |14,364      |I  |(1)         |
)                     |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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  (As reported on Form|        |     |    | |           |   |     |     |            |       |       |            |   |            |
 5 filed 2/8/92)      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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  (Adjustment for stoc|        |     |    | |           |   |     |     |            |       |       |            |   |            |
k dividends will      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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  be made at time of p|        |     |    | |           |   |     |     |            |       |       |            |   |            |
ayment.)              |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Series B Common Stock |        |     |    | |           |   |     |     |            |       |       |            |   |            |
(4)                   |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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  1994 Options        |6.160   |     |    | |           |   |5/1/9|4/30/|            |       |       |35,375      |I  |(1)         |
                      |        |     |    | |           |   |4    |04   |            |       |       |            |   |            |
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  1995 Options        |10.800  |     |    | |           |   |1/28/|1/27/|            |       |       |25,000      |I  |(1)         |
                      |        |     |    | |           |   |95   |05   |            |       |       |            |   |            |
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  1996 Options        |14.000  |     |    | |           |   |1/31/|1/30/|            |       |       |18,000      |I  |(1)         |
                      |        |     |    | |           |   |96   |06   |            |       |       |            |   |            |
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  1997 Options        |15.250  |     |    | |           |   |1/28/|1/27/|            |       |       |22,000      |I  |(1)         |
                      |        |     |    | |           |   |97   |07   |            |       |       |            |   |            |
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  1998 Options        |19.750  |     |    | |           |   |1/27/|12608|            |       |       |30,000      |I  |(1)         |
                      |        |     |    | |           |   |98   |     |            |       |       |            |   |            |
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  1999 Options        |16.6975 |     |    | |           |   |2/18/|2/17/|            |       |       |30,000      |I  |(1)         |
                      |        |     |    | |           |   |99   |99   |            |       |       |            |   |            |
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Series B Common       |        |     |    | |           |   |     |     |            |       |       |1,977,611   |I  |(4)         |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
NOTES:
  (1) By spouse, George R.
Wackenhut.
  (2) Legal title to the subject securities is held by the trustees of Family Trusts held under the George R.
Wackenhut Retained Annuity Trust Agreement dated December 22,
1995.
  (3) Legal title to the subject securities is held by the trustees of Family Trusts held under the Ruth J. Wackenhut
Retained Annuity Trust Agreement dated December 22,
1995.
  (4) This reporting person has the right to demand 1,977,611 Series B Common shares from her spouse, George
R.
Wackenhut.
General Note: Voluntary filing to reflect changes in indirect ownership arrangements.
SIGNATURE OF REPORTING PERSON
/s/ Ruth J. Wackenhut BY J. P. Rowan as Attorney-In-Fact
DATE
3/25/99